1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 10, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2020/02/21:	Declaration of Chunghwa Telecom’s acquired mobile broadband business project with cumulative amount being up to NTD one billion
99.02	Announcement on 2020/02/21:	Declaration of Chunghwa Telecom’s acquired mobile broadband business project with cumulative amount being up to NTD one billion
99.03	Announcement on 2020/02/21:	Chunghwa Telecom won 3420MHz~3510MHz /27900MHz~28500MHz in location-based spectrum auction of Mobile Broadband business license.
99.04	Announcement on 2020/02/21:	The Company to participate in investor conference held by JPMorgan
99.05	Announcement on 2020/02/26:	Board of directors resolves to convene the Company's annual general meeting on May 29, 2020.
99.06	Announcement on 2020/02/26:	The Board resolves the distribution of cash dividend
99.07	Announcement on 2020/03/10:	Chunghwa Telecom announces its operating results for February 2020

99.08	Announcement on 2020/03/10:	February 2020 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Declaration of Chunghwa Telecom’s acquired mobile broadband business project with cumulative amount being up to NTD one billion

Date of events: 2020/02/21

Contents:

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):mobile broadband business project

2.	Date of the occurrence of the event:2019/09/12~2020/02/21

3.	Transaction volume (e.g. XX square meters, equivalent to XX p'ing),unit price, total transaction price: mobile broadband business project amounting to NTD 3,855,030,411

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Ericsson Taiwan Ltd; No

5.

Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: according to the contract

9.

The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: according to the procurement and management regulations of Chunghwa Telecom

10.	Name of the professional appraisal institution and its appraisal amount: N/A

11.	Name of the appraiser: N/A

12.	Practice certificate number of the appraiser: N/A

13.	Is the appraisal report price a limited price or specific price?:N/A

14.	Has an appraisal report not yet been obtained?:N/A

15.	Reason for an appraisal report not been obtained: N/A

16.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

17.	Name of the CPA firm: N/A

18.	Name of the certifying CPA:N/A

19.	The practice certificate number of the CPA:N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: mobile broadband business project

22.	Do the directors have any objection to the present transaction?:N/A

23.	Is it a related party transaction?:No

24.	Date of the board of directors’ resolution: NA

25.	Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26.	Is the transaction to acquire a real estate or right-of-use asset from the related party?:No

27.	The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.

Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.02

Declaration of Chunghwa Telecom’s acquired mobile broadband business project with cumulative amount being up to NTD one billion

Date of events: 2020/02/21

Contents:

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): mobile broadband business project

2.	Date of the occurrence of the event:2019/08/15~2020/02/21

3.	Transaction volume (e.g. XX square meters, equivalent to XX p'ing), unit price, total transaction price: mobile broadband business project amounting to NTD 3,530,520,877

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Nokia Solutions and Networks Oy; No

5.

Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: according to the contract

9.

The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: according to the procurement and management regulations of Chunghwa Telecom

10.	Name of the professional appraisal institution and its appraisal amount: N/A

11.	Name of the appraiser: N/A

12.	Practice certificate number of the appraiser: N/A

13.	Is the appraisal report price a limited price or specific price?:N/A

14.	Has an appraisal report not yet been obtained?:N/A

15.	Reason for an appraisal report not been obtained: N/A

16.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

17.	Name of the CPA firm: N/A

18.	Name of the certifying CPA:N/A

19.	The practice certificate number of the CPA:N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: mobile broadband business project

22.	Do the directors have any objection to the present transaction?:N/A

23.	Is it a related party transaction?:No

24.	Date of the board of directors’ resolution: NA

25.	Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26.	Is the transaction to acquire a real estate or right-of-use asset from the related party?:No

27.	The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.

Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.03

Chunghwa Telecom won 3420MHz~3510MHz /27900MHz~28500MHz in location-based spectrum auction of Mobile Broadband business license.

Date of events: 2020/02/21

Contents:

1.

Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): The 3500MHz and 28000MHz frequency bands of Mobile Broadband business license

2.	Date of occurrence of the event:2020/02/21

3.

Volume, unit price, and total monetary amount of the transaction: Chunghwa Telecom successfully won 3.5/28GHz spectrum by location-based bidding price NT$2.08 / NT$0 billion respectively with NT$2.08 billion in total. Total bidding price for the spectrum is NT$48.373 billion including the quantity-based and location-based bidding.

4.

Counterparty to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): The National Communications Commission (NCC), None

5.

Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.

Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.

Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: The payment will be conducted according to NCC’s Regulations for Administration of Mobile Broadband Business and the auction results.

10.

The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: According to NCC’s Regulations for Administration of Mobile Broadband Business and the auction results.

11.	Net worth per share of the underlying securities acquired or disposed of: N/A

12.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):N/A

13.

Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: N/A

14.	Broker and broker's fee: N/A

15.	Concrete purpose or use of the acquisition or disposal: Expanding the spectrum of Mobile Broadband business.

16.	Do the directors have any objection to the present transaction?:No

17.	Is it a related party transaction?:No

18.	Date of the board of directors’resolution:2019/09/18

19.	Date of the recognition of the supervisors r the board of independent directors’resolution:2019/09/18

20.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:N/A

21.	Name of the CPA firm: N/A

22.	Name of the certifying CPA:N/A

23.	The practice certificate number of the CPA:N/A

24.	Is it related to new business model?:No

25.	Explanation of new business model: N/A

26.	Transactions with the counterparty for the past one year and the next year: N/A

27.	Source of funds: Own funds

28.	Any other matters that need to be specified: None

EXHIBIT 99.04

The Company to participate in investor conference held by JPMorgan

Date of events: 2020/02/21

Contents:

1.	Date of the investor conference: 2020/02/25

2.	Time of the investor conference: 9:00 am (Taipei time)

3.	Location of the investor conference: Taipei

4.	Brief information disclosed in the investor conference: The conference will be held by JPMorgan

5.	The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.	Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir

7.	Any other matters that need to be specified: None

EXHIBIT 99.05

Board of directors resolves to convene the Company's annual general meeting on May 29, 2020

Date of events: 2020/02/26

Contents:

1.	Date of the board of directors resolution:2020/02/26

2.	Date for convening the shareholders' meeting:2020/05/29

3.	Location for convening the shareholders' meeting: Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.	Cause or subjects for convening the meeting

  (1)Report Items:

a.	The Company's 2019 business report
b.	2019 audit committee's audit report concerning the Company's financial statements
c.	Report on 2019 compensation distribution to directors and employees

5.	Cause or subjects for convening the meeting

  (2)Matters for Ratification:

a.	Ratification of 2019 business report and financial statements
b.	Ratification of 2019 earnings distribution proposal

6.	Cause or subjects for convening the meeting

  (3)Matters for Discussion:

a.	The amendment to the Articles of Incorporation
b.	Release of restrictions on competitive activities on the directors of the board

7.	Cause or subjects for convening the meeting

  (4)Elections: N/A

8.	Cause or subjects for convening the meeting

  (5)Other Proposals: N/A

9.	Cause or subjects for convening the meeting

  (6)Extemporary Motions: Extemporary Motions

10.	Book closure starting date:2020/03/31

11.	Book closure ending date:2020/05/29

12.	Any other matters that need to be specified: None

EXHIBIT 99.06

The Board resolves the distribution of cash dividend

Date of events: 2020/02/26

Contents:

1.	Date of the board of directors resolution : 2020/02/26

2.	Appropriations of earnings in cash dividends to shareholders (NT$ per share): 4.226

3.	Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

4.	Total amount of cash distributed to shareholders (NT$): 32,782,969,099

5.	Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0

6.	Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

7.	Total amount of stock distributed to shareholders (shares): 0

8.	Any other matters that need to be specified: None

EXHIBIT 99.07

Chunghwa Telecom announces its operating results for February 2020

Date of events: 2020/03/10

Contents:

1.	Date of occurrence of the event:2020/3/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for February 2020 decreased year over year to NT$ 15.88 billion. Compared to the same period of last year, fixed-line voice revenue and mobile service revenue continued to decline due to VoIP substitution and handset sales revenue decreased, while overall ICT project revenue remained flat. Operating costs and expenses decreased year over year to NT$ 12.55 billion, mainly due to the decline of cost of goods sold and interconnection expenses. Operating income was NT$ 3.33 billion. Income before tax was NT$ 3.38 billion. Net income attributable to stockholders of the parent company was NT$ 2.64 billion. EPS was NT$0.34. In addition, operating income, pretax income and EPS all exceeded the guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.08

Chunghwa Telecom

March 10, 2020

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2020.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
Feb.	Net sales	15,877,867	16,518,734	(-) 640,867	(-) 3.88%
Jan.-Feb.	Net sales	32,574,150	34,148,445	(-) 1,574,295	(-) 4.61%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,924,089

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	35,905
	Fair Value	-665
	The amount of unrealized gain(loss) recognized this year	-437

Settled Position	Total amount of contract	50,880
	The amount of realized gain(loss) recognized this year	-1,935

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	0
	Fair Value	0
	The amount of unrealized gain(loss) recognized this year	-327

Settled Position	Total amount of contract	83,952
	The amount of realized gain(loss) recognized this year	-706

b Trading purpose : None